Exhibit 99.3

NLS Pharmaceutics Ltd. Announces Pricing of Private Placement of up to $1 Million at an Approximate 15% Premium to the Market

ZURICH, SWITZERLAND / ACCESSWIRE / December 4, 2024 / NLS Pharmaceutics Ltd. (Nasdaq: NLSP) (Nasdaq: NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced the pricing of a private placement offering consisting of the issuance and sale of up to 322,580 common shares only, par value CHF 0.80 per share, at a purchase price of $3.10 per common share, for aggregate gross proceeds of up to $1.0 million, subject to shareholder approval. The initial closing of the offering in the amount of $500,000 is expected to occur on or before January 10, 2025, and the subsequent closing of $500,000 may occur, at the election of the purchaser, within 15 days following the Company meeting certain conditions, including the receipt of shareholder approval and the Company’s common shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium.

The Company intends to use the net proceeds from the offering for general corporate purposes.

The securities described above were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws, including statements related to the timing and completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. For example, the Company is using forward-looking statements when discussing the potential subsequent closing of the offering. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Contact:

Investor Relations Contact

InvestorRelations@nls-pharma.com

www.nlspharma.com